[Letterhead of Sullivan & Cromwell LLP]

June 7, 2016

Anne Nguyen Parker

Assistant Director

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	LSC Communications, Inc.
Registration Statement on Form 10
Filed March 31, 2016
File No. 001-37729

Dear Ms. Nguyen Parker:

This letter responds to the comment letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 27, 2016, concerning the Registration Statement on Form 10 (the “Registration Statement”) of LSC Communications, Inc. (the “Company”).

The following is the Company’s response to the Comment Letter. As a result of the revisions to the Registration Statement, some page references have changed. The page references in the comments refer to page numbers of the Information Statement filed as Exhibit 99.1 to the Registration Statement as filed on March 31, 2016 and page references in the responses refer to page numbers in the marked copy of the Information Statement (the “Information Statement”) filed as Exhibit 99.1 to Amendment No. 1 to the Registration Statement, as filed on June 7, 2016 (“Amendment No.1”). To facilitate the Staff’s review, we have included in this letter the numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment. The responses to the Staff’s comments set forth below, as well as the changes in disclosure referenced in the responses, are the responses and changes of the Company, and we are providing them to you on its behalf. The Company has, concurrently with the filing of this response letter, provided four marked copies of the Information Statement and response letter via messenger.

Securities and Exchange Commission

June 7, 2016

Information Statement

Summary Historical Combined Financial Data, page 13

Non-GAAP Measures, page 14

1.	Reference is made to your disclosure with respect to non-GAAP measures such as adjusted EBITDA, including your statement that they are an appropriate measure “for evaluating the Company’s operating performance.” Please be advised your current disclosure is overly general and does not comply with the disclosure requirements of Item 10(e)(1)(i)(C)-(D) of Regulation S-K. Your disclosure should provide the reason(s) as to how or why management believes the non-GAAP measure, adjusted EBITDA, is useful to investors for evaluating your financial condition and results of operations, rather than just a statement that the measure is useful. Please revise your disclosures to comply with Item 10(e) of Regulation S-K, accordingly.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 on pages 15 and 83-84.

Questions and Answers About the Separation and the Distribution, page 15

2.	We note your statement on pages 17 and 27 that “RRD expects to dispose of any of the LSC common stock that it retains after the Distribution within the 12-month period following the Distribution” (emphasis added). Please expand to disclose whether, and if so during what applicable period, RRD is required to dispose of the shares of LSC that it retains, such as to preserve the tax-free status of the Separation.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 on pages 18 and 28.

3.	We note your disclosure on page 80 that in connection with the Separation, RRD intends to raise debt at LSC and distribute the net proceeds to RRD and that to effect this redistribution, LSC currently expects to incur between $700 million to $1.0 billion of debt. Please revise this section to add a question and answer about whether LSC will incur any indebtedness in connection with the Separation and Distribution.

Company Response:

Securities and Exchange Commission

June 7, 2016

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 on page 19.

Risk Factors, page 20

We will incur substantial indebtedness in connection with the Separation, page 30

4.	We note your disclosure in the first sentence that you will incur substantial indebtedness in connection with the Separation. Please revise to quantify the amount of such indebtedness so investors can appreciate the discussed risk.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 on page 31.

Management’s Discussion and Analysis of Financial Condition, page 62

Non-GAAP Measures, page 64

5.	Please move your presentation and discussion of Non-GAAP Measures to follow your discussion of your results of operations which begins on page 71 as your current presentation appears to give undue prominence to the non-GAAP financial measure Adjusted EBITDA. Refer to the guidance outlined in Item 10(e)(1)(i)(A) of Regulation S-K.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 on pages 83-85.

Corporate Governance and Management, page 83

Our Directors Following the Separation, page 83

6.	Please revise this section to discuss the specific experience, qualifications, attributes or skills of each of your directors that led to the conclusion that the person should serve as a director for the company. Refer to Item 401(e)(1) of Regulation S-K.

Company Response:

The Company respectfully advises the Staff that the members of the board of directors of the Company have not yet been determined. Consequently, Amendment No. 1 does not reflect a full board of directors. However, the Company expects to identify the members of its board of directors prior to effectiveness of the Registration Statement and will

Securities and Exchange Commission

June 7, 2016

include information responsive to the Staff’s comment when such members are identified and named. With respect to the members of the board of directors that have been named, in response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 on pages 90-91.

Financial Statements

Combined Statements of Cash Flows, page F-6

7.	Please tell us the nature of the cash inflows that comprise the line item “other investing activities” of $24.1 million for 2015.

Company Response:

The Company respectfully advises the Staff that the entire amount of the $24.1 million cash inflow for 2015 in the line item “other investing activities” relates to the repayment of a note receivable between LSC Communications and R. R. Donnelley & Sons Company (“RRD”). The proceeds of this note repayment were recorded as an investing activity in accordance with ASC 230. The note receivable is presented separately on the balance sheet and is also discussed on page F-8 in Note 1, Basis and Overview.

Notes to Combined Financial Statements

Note 1. Overview and Basis of Presentation

Basis of Presentation, page F-8

8.	Reference is made to your disclosure with respect to the allocation of certain RRD expenses to LSC Communications on page F-9. Please disclose management’s estimate of what the expenses would have been on a stand-alone basis, that is, the cost that would have been incurred had LSC Communications operated as an unaffiliated entity and would have varied materially from the basis used. Refer to Question 2 of SAB Topic 1.B.1.

Company Response:

The Company respectfully advises the Staff that this disclosure has been included in page 57 of Amendment No. 1 in the section “Unaudited Pro Forma Combined Financial Information.” However, the amount of such expenses is currently blank because the Company, at this time, believes it is not practicable to estimate costs that would have been incurred had LSC been a standalone company during the periods presented. The Company expects to fill in this blank in a future amendment after the design of its standalone operations for functions that are currently shared is determined.

Securities and Exchange Commission

June 7, 2016

9.	Please revise your related party disclosures to include the average balance due to or from related parties for each period for which an income statement is required. Refer to Question 4 of SAB Topic 1.B.1.

Company Response:

The Company respectfully advises the Staff that the monthly average balance due from related parties for the three years ended December 31, 2015, 2014, and 2013 was $21.8 million, $26.4 million and $23.8 million, respectively. In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 on page 87 by including the following sentence in the “Liquidity and Capital Resources” section: “The average balance due from RRD and its affiliates to LSC for the three years ended December 31, 2015, 2014, and 2013 was $21.8 million, $26.4 million and $23.8 million, respectively.”

Note 3. Business Combinations

2014 Acquisition, page F-15

10.	The last sentence on page F-15 states that you had tax deductible goodwill relating to the Esselte acquisition of $7.3 million. Given that you recorded a gain on the bargain purchase of Esselte as the fair value of the identifiable net assets acquired exceeded the purchase price, please explain the goodwill of $7.3 million in the transaction.

Company Response:

The Company respectfully advises the Staff that $7.3 million represents tax goodwill resulting from historical asset acquisitions by Esselte that existed prior to its acquisition in March 2014. As there was no book goodwill recognized in the acquisition of Esselte, the tax attribute was recognized as a deferred tax asset on the opening balance sheet, which increased the bargain purchase gain recorded in accordance with ASC 805-740-25-8 through 25-9.

Pro Forma Results, page F-17

11.	Please clarify for us the purpose of the table in the middle of page F-17 outlining two unaudited pro forma amounts for amortization of purchased intangibles and restructuring, impairment and other charges. As part of your response, please explain how the amounts in the table compare to the related amounts in the following table which outlines the pro forma adjustments affecting net earnings attributable to 2015 and 2014.

Company Response:

Securities and Exchange Commission

June 7, 2016

The Company respectfully advises the Staff that the table in the middle of page F-17 was intended to provide the reader with additional pro forma amounts beyond those required by ASC 805. The Company believes this information is useful to the reader because these expense items are typically impacted more significantly by acquisitions. The amortization of purchased intangibles and restructuring, impairment, and other charges amounts in the table are the pro forma amounts for those expenses in each period, whereas the following table provides the nature and amount of pro forma adjustments directly attributable to the business combinations. The disclosure in the second table is intended to provide the information required by the guidance in ASC 805-10-50-2.

Note 12. Retirement Plans

Multi-Employer Pension Plans, page F-32

12.	We note from the top of page F-33 that in each year presented in the financial statements, you have withdrawn from several multi-employer pension plans. We further note that you participate in two multi-employer pension plans as a result of the acquisition of Courier. Please revise to clarify if the two Courier plans are the only remaining two multi- employer pension plans in which you participate. To the extent you participate in other multi-employer pension plans, please revise to provide the disclosures required by ASC 715-80-50.

Company Response:

The Company respectfully advises the Staff that the two Courier plans are the only remaining multiemployer pension plans in which the Company participates. On page F-33 of Amendment No. 1, the Company has noted, “As a result of the acquisition of Courier, the Company participates in two multi-employer pension plans, one of which the Company’s contributions are approximately 85% of the total plan contributions.” In future filings the Company will add further clarifying language on the number of plans which we participate in.

General

13.	We note that the information statement contains a large number of blanks and references that certain information will be provided by amendment. Please fill in these blanks with your next amendment and include the missing information or tell us when you intend to do so. We also note that you intend to file several exhibits in a subsequent amendment to the registration statement. Please allow sufficient time for staff review as we may have comments upon review of the exhibits and disclosures.

Company Response:

Securities and Exchange Commission

June 7, 2016

The Company acknowledges the Staff’s comment and has updated the Information Statement with certain disclosures, including, among other things, information regarding executive compensation. The Company will provide additional disclosures, as well as file the remainder of its exhibits, as promptly as practicable in subsequent amendments to the Registration Statement. The Company also acknowledges that the Staff may have additional comments based on the additional disclosures.

* * * * * *

In responding to the Staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

June 7, 2016

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact the undersigned at (212) 558-3275 or by email (cohena@sullcrom.com).

Sincerely,

/s/ Audra D. Cohen

cc:	Heather Clark

June Yu

Donald E. Field

(Securities and Exchange Commission)

Suzanne S. Bettman

(LSC Communications, Inc.)

Daniel N. Leib

(R. R. Donnelley & Sons Company)

James M. Shea, Jr.

(Sullivan & Cromwell LLP)